Exhibit 99.1

BRERA HOLDINGS COMPLETES ACQUISITION OF EUROPEAN FIRST-DIVISION FOOTBALL TEAM AKADEMIJA PANDEV

North Macedonian club to be re-branded as “BRERA” advanced to qualifier matches of UEFA in 2022 with potential competition prizes from $250,000 to $15 million

Legendary Macedonian and former Inter Milan soccer player Goran Pandev (left), along with Brera Holdings CEO Sergio Scalpelli (right), sign the acquisition agreement.

DUBLIN, MILAN and STRUMICA, NORTH MACEDONIA, May 08, 2023 (GLOBE NEWSWIRE) – Brera Holdings PLC (“Brera Holdings” or the “Company”, Nasdaq: BREA) today announced it has completed its acquisition of the European first division football team Fudbalski Klub Akademija Pandev (“Akademija Pandev”) in North Macedonia, a country which has the right to participate in two major UEFA competitions. “This is an example of Brera Holdings implementing its international strategy to simultaneously pursue expansion and licensing of the Brera FC brand in Eastern Europe,” said BREA CEO Sergio Scalpelli, who continued, “through the Akademija Pandev acquisition and Brera renaming we intend to enhance the team’s performance, and ideally prepare players for the professional transfer market and obtain prizes related to participation rights in UEFA.” In 2022, Akademija Pandev participated in qualifier matches of UEFA Conference League, the initial tier of the three UEFA competitions, that feature competition prizes from $250,000 to $15 million.

Goran Pandev, the founder of Akademija Pandev, is an independent member of the Board of Directors of Brera Holdings who had a storied career as football player for Inter Milan, and in 2021 he became the first Macedonian to score 100 goals in one of the top five European football leagues. In August 2022, Brera Holdings’ subsidiary Brera Milano srl entered into a Sponsorship Agreement with Akademija Pandev that allowed the Company to provide consulting and other football-related services to the team, while receiving visibility, brand awareness and communications exposure in Macedonia for the Brera FC brand. A Letter of Intent for the acquisition was signed between the parties in February 2023.

“We are extremely pleased to continue working with Goran Pandev and the club he founded in 2010, and bring the Brera FC brand legacy to Macedonia,” said Alessandro Aleotti, Chief Strategy Officer for Brera Holdings and founder of Brera FC in Milan over twenty years ago. “We believe these top-division clubs in smaller countries have lower operational costs, with a significant savings of resources otherwise required to access the large cash prizes and linked investments,” Aleotti concluded.

“We think that following Brera’s acquisition of Akademija Pandev we can facilitate the exchange and transfer market of players from other clubs in Africa and South America, especially in the 18-21 age group,” said CEO Scalpelli. “The club is also eligible to qualify for major youth tournaments, such as the UEFA Youth League, in which it will have the opportunity to compete against teams of the same age group as the major international clubs, and which represent the best showcase for the sale of young players, with many potential transfer market opportunities,” Scalpelli continued.

The number of foreign players eligible to be registered according to the North Macedonian Football Association’s rules stands at eight, making it possible for Brera to increase the quality and competitiveness of the squad. As a candidate for European Union membership since 2005, North Macedonia remains a non-member of the EU and therefore does not currently require foreign players to hold EU passports.

About Brera Holdings PLC

Brera Holdings PLC is a Nasdaq-listed (Stock Ticker: BREA) Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Outside Italy:

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

In Italy:

Sergio Scalpelli, CEO

Brera Holdings PLC

sergio@breraholdings.com

Attachment

● Brera Pandev signing MI 4.28.23 Goran Sergio

3